UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2026

Zhichen Sun
Chief Executive Officer
XChange TEC.INC
Room 613, No.259, Guoxia Road
Yangpu District, Shanghai, 200433
People’s Republic of China

Re: XChange TEC.INC
Amendment No 1. to
Registration Statement on Form F-3
Filed October 29, 2025
File No. 333-290136

Dear Zhichen Sun:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2025 letter.

Registration Statement on Form F-3

General

1. We note your response to prior comment 1 to our letter dated September 17, 2025 related to your Annual Report on Form 20-F for the fiscal year ended September 30, 2024. Based on your response it appears that you have sold 25,770,000 ADSs since December 2023**,** the date when your business changed from "technology-driven long-term apartment rental platform in China" to the "insurance agency and insurance technology business" in the PRC**.** Please provide us with legal analysis as to why the acquisition of the new insuretech business did not constitute a fundamental change that required you to file a post-effective amendment to the registration statement on Form F-3, file no. 333-258187, to continue to make sales off of that registration statement.

2. We note your responses to prior comments 8 and 11 in our letter dated September 17, 2025 related to your Annual Report on Form 20-F for the fiscal year ended September 30, 2024. We also note that the prior transaction with Haoju Artificial Intelligence Technology Co., Ltd. was a related party transaction. Please revise the registration statement to include this related party transaction, as well as other related party transactions for the period specified in Item 7 of Form 20-F.
3. Please provide us with your analysis explaining why the sale of ownership in your apartment rental business and subsequent acquisition of insuretech business did not require shareholder approval or registration under Rule 145 of the Securities Act.
4. Based on your response to our prior comment 1 to our letter dated September 17, 2025, it appears that you have sold 25,770,000 ADSs since December 2023. Please provide us with detailed legal analysis as to your Form F-3 eligibility at each of the three takedowns in 2024 and 2025. Please clarify how you concluded that you were eligible to sell 13.9 million ADSs on December 19, 2024, 2 million ADSs on March 18, 2025 and 9.87 million ADSs on April 18, 2025. Please be detailed as to what your public float was at each of the referenced takedowns and detail the timeliness of all applicable updates to your financial statements.

Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Rivera, Esq.